

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2010

Maureen O'Connell
Chief Financial Officer
Scholastic Corporation
557 Broadway
New York, NY 10012

   Re: **Scholastic Corporation**
     Form 10-K for the fiscal year ended May 31, 2009
     File No. 000-19860

Dear Ms. O'Connell:

   We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Lyn Shenk
        Branch Chief